Exhibit (a)(5)

OPPENHEIMER HOLDINGS INC. ANNOUNCES CASH TENDER OFFER TO PURCHASE UP TO $30,000,000 MILLION OF ITS CLASS A NON-VOTING COMMON STOCK

New York — May 31, 2023 — Oppenheimer Holdings Inc. (the “Company” or “Oppenheimer”) (NYSE: OPY) announced today the commencement of a modified “Dutch Auction” tender offer (the “Offer”) to purchase up to $30,000,000 million of its Class A non-voting common stock (the “Shares”) at a price not less than $34.00 per Share or more than $40.00 per Share to the seller in cash, less any applicable withholding taxes and without interest. The number of Shares proposed to be purchased in the Offer (at a minimum purchase price of $34.00 per Share) represents approximately 8.05% of Oppenheimer’s currently outstanding Shares. The closing price per Share of Oppenheimer’s Shares on the New York Stock Exchange on May 30, 2023, the last full trading day prior to the commencement of the Offer, was $36.02 per Share. The Offer is being made in accordance with the terms and subject to the conditions described in the Offer to Purchase, the related Letter of Transmittal and other related Offer materials, as each may be amended or supplemented from time to time.

The Offer will expire on Wednesday, June 28, 2023 at 11:59 p.m., New York City time, unless the Offer is extended or terminated by the Company. Tenders of Shares must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer, in each case in accordance with the procedures described in the Offer to Purchase, the related Letter of Transmittal and other related Offer materials that are being distributed to shareholders.

On the terms and subject to the conditions of the Offer, Oppenheimer shareholders will have the opportunity to tender some or all of their Shares at a price or any number of prices contained within the price range established by Oppenheimer. Based on the number of Shares duly tendered and the prices specified by the tendering shareholders, Oppenheimer will determine the lowest price per Share within the range that will enable it to buy up to $30,000,000 million of its Shares or a lower amount if the Offer is not fully subscribed. If shareholders properly tender Shares greater than $30,000,000 million in value at the price determined, Oppenheimer will purchase Shares tendered by those shareholders on a pro rata basis, subject to the “odd lot” and conditional Offer provisions described in the Offer to Purchase. In accordance with the rules of the Securities and Exchange Commission, the Company also reserves the right to purchase up to an additional 2% of its Shares outstanding pursuant to and without amending or extending the Offer.

All Shares accepted for payment will be purchased at the same purchase price, regardless of whether any shareholder tendered such Shares at a lower price within the range. Shareholders will receive the purchase price in cash, less any applicable withholding taxes and without interest, for Shares properly tendered (and not withdrawn) promptly after the expiration of the Offer. All Shares tendered at prices above the purchase price will not be purchased and will be returned promptly to the tendering shareholders. The Offer is not contingent on any minimum number of Shares being tendered and it is not subject to a financing condition. However, the Offer is subject to a number of other conditions specified in the Offer to Purchase.

Oppenheimer & Co. Inc. will serve as the dealer manager for the Offer. Questions concerning the Offer may be directed to Oppenheimer & Co. Inc. at (212) 668-8000 or info@opco.com. D.F. King & Co., Inc. will serve as information agent for the Offer and Computershare Trust Company, N.A. will serve as depositary for the Offer. For more information about the Offer, please contact D.F. King & Co., Inc. at (866) 828-6934 or OPY@dfking.com.

Neither Oppenheimer Holdings Inc., nor any member of its board of directors, nor the dealer managers, the information agent or the depositary is making any recommendation to shareholders as to whether to tender or refrain from tendering their Shares into the Offer or as to the price or prices at which shareholders may choose to tender their Shares. Shareholders must make their own decisions as to how many Shares they will tender, if any, and the price within the stated range at which they will tender their Shares for purchase by Oppenheimer. Shareholders should consult their financial and tax advisors in making this decision.

OPPENHEIMER’S DIRECTORS AND EXECUTIVE OFFICERS HAVE INFORMED OPPENHEIMER THAT THEY DO NOT INTEND TO TENDER SHARES IN THE OFFER.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF OPPENHEIMER. THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT OPPENHEIMER WILL BE DISTRIBUTING TO ITS SHAREHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

Holders of the Shares will be able to obtain the Offer materials free of charge on the Company’s website at www.oppenheimer.com or the SEC’s website at www.sec.gov. In addition, holders of the Shares may request copies of the Tender Offer Statement, the Offer to Purchase, related Letter of Transmittal and other filed Offer documents free of charge by contacting D.F. King & Co., Inc., the Information Agent for the Offer, by telephone toll-free at (866) 828-6934 or by e-mail at OPY@dfking.com.

Company Information

Oppenheimer Holdings Inc., through its operating subsidiaries, is a leading middle market investment bank and full service broker-dealer that is engaged in a broad range of activities in the financial services industry, including retail securities brokerage, institutional sales and trading, investment banking (corporate and public finance), equity and fixed income research, market-making, trust services, and investment advisory and asset management services. With roots tracing back to 1881, the Company is headquartered in New York and has 92 retail branch offices in the United States and institutional businesses located in London, Tel Aviv, and Hong Kong.

Forward-Looking Statements

This press release includes certain "forward-looking statements" relating to anticipated future performance. For a discussion of the factors that could cause future performance to be different than anticipated, reference is made to Factors Affecting "Forward-Looking Statements" and Part 1A – Risk Factors in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 and Annual Report on Form 10-K for the year ended December 31, 2022.